[California Mortgage and Realty, Inc Letter-head]

May 21, 2009

US Securities and Exchange Commission,

Attention: Ms. Babette Cooper

Mail Stop 4561

Washington, D.C. 20549-0306

Re:	California Mortgage Fund II, LLC
Item 4.01 Form 8-K Amendment
Filed May 22, 2009

Dear Ms. Cooper,

CMR Mortgage Fund II, LLC acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Graham Seel	Date: May 21, 2009

Graham Seel,
Chief Operating Officer,
California Mortgage and Realty, Inc (Manager of CMR Mortgage Fund II, LLC)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 13, 2009

CMR Mortgage Fund II, LLC

(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	000-52903 (Commission File Number)	20-0671528 (IRS Employer Identification No.)

62 First Street, 4th Floor San Francisco, California (Address of principal executive offices)		94105 (Zip Code)

(415) 974-1100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01               Changes in Registrant’s Certifying Accountant.

On May 14, 2009, CMR Mortgage Fund II, LLC (the “Fund”) filed a Current Report on Form 8-K reporting the receipt of notice of cessation of client-auditor relationship from independent registered public accounting firm Perry-Smith LLP. This amendment provides additional information and clarification.

1.               As of April 13, 2009, Perry-Smith LLP resigned as independent registered public accounting firm for CMR Mortgage Fund II, LLC. [Response to paragraph 3 of SEC comment letter on original 8-K]

2.               Notwithstanding the statement in the May 14, 2009 Current Report that ‘The Report of Independent Registered Public Accounting Firm included in the Fund’s Form 10-K for the year ended December 31, 2007, with respect to the financial statements as of December 31, 2007 and 2006 and for the years then ended expressed “substantial doubt about the Fund’s ability to continue as a going concern”‘, with respect to the financial statements as of December 31, 2007 and 2006, and for the years then ended, there were no (1) adverse opinions, (2) disclaimers of opinion, (3) qualifications or modifications as to uncertainty, audit scope or accounting principles. [Response to paragraph 4 of SEC comment letter on original 8-K]

3.               During the years ended December 31, 2007 and December 31, 2008 and the subsequent interim period through April 13, 2009, there were no disagreements with Perry-Smith LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Perry-Smith LLP would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. [Response to paragraph 5 of SEC comment letter on original 8-K]

A copy of this disclosure has been provided to Perry-Smith LLP and their response is attached as Exhibit 16.

Item 9.01               Financial Statements and Exhibits.

(d)	Exhibits

16	Confirmation response letter from Perry-Smith LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CMR Mortgage Fund II, LLC

	By:	California Mortgage and Realty, Inc.,
its Manager

Date: May 21, 2009	By:	/s/ David Choo
Name: David Choo
Title: President

EXHIBIT INDEX

Exhibit No.	Description

16	Confirmation response letter from Perry-Smith LLP.